UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number 001-38079

UROGEN PHARMA LTD.

(Translation of registrant’s name into English)

9 Ha’Ta’asiya Street

Ra’anana 4365007, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Included as Exhibit 99.1 to this Form 6-K is a presentation titled “UroGen Pharma – Changing the Standard of Care for Urothelial Cancers January 2018”, which is incorporated herein by reference. UroGen Pharma Ltd. intends to utilize this presentation in numerous meetings with securities analysts, investors and others in connection with the Annual J.P. Morgan Healthcare Conference which commenced on January 7, 2018.

The information contained in Exhibit 99.1 hereto is being “furnished” and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description

99.1	UroGen Pharma – Changing the Standard of Care for Urothelial Cancers January 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 8, 2018	UROGEN PHARMA LTD.

	By:	/s/ Gary S. Titus
Gary S. Titus
Chief Financial Officer